UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

[X]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the period ended October 31, 2007
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

THE IBERIAN GROUP INC.
Full Name of Registrant

000-52726	None
SEC FILE NUMBER	CUSIP NUMBER

10-1917 West 4th Avenue
Vancouver, British Columbia
Canada V6J 1M7
Address of principal executive office, including zip.

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     The Registrant has acquired several new entities and has been focusing on efforts to finalize the numerous business and financial issues. Therefore, the Registrant’s management has not been able to devote the necessary time and effort to complete the Form 10-KSB by the its required filing date. Management believes that the Form 10-KSB will be filed by April 17, 2007.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.

Thomas P. Hayward - (604) 947-6946

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes     [X]          No     [  ]

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes     [  ]          No     [X]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Iberian Group Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on this 29th day of January, 2008.

THE IBERIAN GROUP INC.

BY:   THOMAS P. HAYWARD
         Thomas P. Hayward
         President, Principal Executive Officer, Principal
         Financial Officer, Principal Accounting Officer,
         Secretary, Treasurer and sole Director.